Exhibit 99.1



FORTIS INC.

Q3 2026 EARNINGS CONFERENCE CALL

November 3, 2026

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of *the Private Securities Litigation Reform Act of 1995* (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2026 and 2027-2031; expected timing, outcome, and impact of legal and regulatory proceedings; forecast five-year CAGR to 2031; annual dividend growth guidance through 2031; forecast Rate Base for 2026 through 2031; forecast three-year CAGR to 2029; the expectation that the proportion of ITC's FERC-regulated assets in the Corporation's consolidated Rate Base will increase during the Capital Plan period; expected nature, timing, benefits, and costs of certain opportunities above and beyond the Capital Plan at ITC, including investments associated with the MISO LRTP Tranche 2.1 projects, other MISO LRTP and MTEP projects, and customer connections associated with load growth; expected in-service dates and total cost of the MARS project; expected nature, timing, benefits, and costs of certain opportunities above and beyond the Capital Plan at UNS Energy, including investments associated with load growth for new and existing customers, integrated resource plans, and FERC-regulated transmission; expected timing and resources for TEP to serve load pursuant to an energy supply agreement with its data center customer; estimated costs of incremental generation and associated transmission investments associated with the approximately 800 MW high-growth scenario in TEP's IRP; planned resource additions under TEP's and UNS Electric's base case IRPs; projected average system cost per kWh under various scenarios included in TEP's IRP; TEP's planned retirement of coal-fired generation by 2032; expected nature, timing, benefits, and costs of certain opportunities above and beyond the Capital Plan at FortisBC, including investments associated with the Tilbury LNG Expansion post-2031, Regional Transmission Pipeline Expansion, and customer and load growth in the Okanagan electric service territory; estimated potential incremental capital above and beyond the Capital Plan; expected and potential impacts on rates associated with various affordability initiatives, including O&M savings targets at Central Hudson, beneficial load growth at ITC Midwest and TEP, capital optimization related to the UNS Springerville Natural Gas Generation, and rate benefits associated with LNG projects at FortisBC and the Eagle Mountain Pipeline Project; expected sources of funding for the Capital Plan, including common equity provided through the DRIP at current participation levels; the expectation of a consistent capital structure over the planning period; the expectation that the funding plan supports existing investment-grade credit ratings; planned re-establishment of the short-form base shelf prospectus and ATM Program; expected issuances of common shares under ATM Program over next 12 months; forecast credit metrics for 2026 and 2027-2031; forecast Capital Expenditures for 2027-2031 by business unit; forecast capital expenditures for pre-2027, 2027-2031, post-2031, total project cost and estimated completion dates of Major Capital Projects, including ITC MISO LRTP – Tranche 1, ITC MISO LRTP – Tranche 2.1, ITC Big Cedar Load Expansion, UNS Transmission Project at TEP, UNS Gas Generation Project at UNS Electric, UNS Springerville Natural Gas Generation, FortisBC Tilbury 1B Project, FortisBC LNG Storage Tank Expansion, FortisBC AMI Project, and FortisBC Eagle Mountain Pipeline Project; expected construction timing of Tilbury 1B; expected stakeholder consultation related to Tilbury Phase 2 LNG Expansion; potential additional capacity of, ability to supply domestic or bulk LNG export markets from, and expected staged development of the Tilbury Phase 2 Liquefaction Expansion; forecast Rate Base for 2026 through 2031 and five-year CAGR to 2031 by business unit; estimated impact of the U.S. dollar-to-Canadian dollar exchange rate, inclusive of hedging activities, on the Capital Plan and EPS; the Corporation's commitment to a coal-free generation mix by 2032; the Corporation's 2050 net-zero greenhouse gas emissions target; and forecast debt maturities for 2027-2036.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; reasonable legal and regulatory decisions and the expectation of regulatory stability; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy policies, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this presentation. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated five-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.35 for 2027-2031.



David Hutchens
President and Chief Executive Officer,
Fortis Inc.

Jocelyn Perry
EVP and Chief Financial Officer,
Fortis Inc.

FORTIS INC.

Q3 2026 BUSINESS HIGHLIGHTS



Delivered Safe & Reliable Service
Top Quartile Safety and Reliability Relative to Industry Peers

Capital Expenditures of $4.2B Through YTD September
Annual Capital Forecast of $6.0B, increased from $5.6B

Q3 2026 Actual & Adjusted EPS of $0.92
Compared to Adjusted EPS of $0.87 in Q3 2025

New $32.2B 2027-2031 Capital Plan
Largest in Fortis History

Environmental Approval Received for Tilbury LNG Storage Tank & Phase 2 Expansion
Significantly Advancing Capital Investment Opportunities in British Columbia

Competitive Project in Iowa Awarded to ITC
Advancing Capital Investment Opportunity

Q4 Dividend Increase of 4%
53 Consecutive Years of Increases in Dividends Paid

THIRD QUARTER & YEAR-TO-DATE RESULTS

Third Quarter


Adjusted EPS
↑ $0.05
$0.06
$0.81
$0.87
$0.92
Q3 2025 Actual EPS
Disposition of FortisTCI
Q3 2025 Adjusted EPS
Q3 2026 Actual & Adjusted EPS

Year-to-Date


Adjusted EPS
↑ $0.06
$0.06
$2.57
$2.63
$2.69
YTD 2025 Actual EPS
Disposition of FortisTCI
YTD 2025 Adjusted EPS
YTD 2026 Actual & Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 26 for the Non-U.S. GAAP reconciliation.

Q3 2026 ADJUSTED EPS DRIVERS

Q3 2026 EPS reflects $0.02 dilution associated with the 2025 dispositions[(1)]



$0.87
$0.03
$0.02
$0.02
($0.01)
($0.01)
$0.01
($0.01)
$0.92
Q3 2026 Adjusted EPS ⬆ $0.05 compared to Q3 2025
Q3 2025 Adjusted Basic EPS
U.S. Transmission (ITC)
U.S. Electric & Gas (2)
Western Canadian Electric & Gas (3)
Other Electric
Corporate & Other
Foreign Exchange(4)
Weighted Average Shares
Q3 2026 Actual & Adjusted Basic EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 26 for the Non-U.S. GAAP reconciliation.

(1) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. On an EPS basis, the dispositions had a $0.02 dilutive impact on Q3 2026 results, net of finance cost savings.
(2) Includes UNS Energy and Central Hudson.
(3) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(4) Reflects average foreign exchange of 1.40 in Q3 2026 compared to 1.38 in Q3 2025.

YEAR-TO-DATE SEPTEMBER 2026 ADJUSTED EPS DRIVERS

YTD September 2026 EPS reflects $0.05 dilution associated with the 2025 dispositions[1]


$2.63
$0.07
$0.07
$0.03
($0.01)
($0.03)
($0.03)
($0.04)
$2.69
YTD 2026 Adjusted EPS ⬆$0.06 compared to YTD 2025
YTD 2025 Adjusted Basic EPS
U.S. Transmission (ITC)
Western Canadian Electric & Gas (2)
U.S. Electric & Gas(3)
Other Electric
Corporate & Other
Foreign Exchange(4)
Weighted Average Shares
YTD 2026 Actual & Adjusted Basic EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 26 for the Non-U.S. GAAP reconciliation.

(1) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. On an EPS basis, the dispositions had a $0.05 dilutive impact on year-to-date results, net of finance cost savings.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Includes UNS Energy and Central Hudson.
(4) Reflects average foreign exchange of 1.38 in YTD 2026 compared to 1.40 in YTD 2025, and foreign exchange gains recorded in 2025 associated with the revaluation of U.S. dollar denominated short-term liabilities

REGULATORY UPDATE

ITC
A FORTIS COMPANY

Transmission Incentives

- In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50 bps RTO ROE incentive adder for transmission owners that have been RTO members for longer than three years
- The timing and outcome of this proceeding are unknown

UNS
UNS Energy Corporation
A Fortis Company

TEP General Rate Application

- In October 2026, the ACC ALJ issued a ROO recommending an allowed ROE of 9.65% and a 55.5% common equity component of capital structure
- The ROO supported an annual formulaic rate adjustment mechanism including a range of +/- 50 bps around the allowed ROE, the inclusion of post-test year adjustments, the elimination of certain adjustor mechanisms and the deferral of certain costs associated with Roadrunner Reserve II for future recovery
- The ROO proposes implementation of new rates by December 1, 2026 and ACC decision is expected in November 2026

FORTIS ALBERTA

Third PBR Term Decision

- In 2023, the AUC established the parameters for the 2024-2028 PBR term
- FortisAlberta filed an appeal with respect to the AUC decision establishing the parameters for the third PBR term for the period of 2024 through 2028
- The appeal was largely focused on the AUC's use of historical capital additions rather than forecast capital investments approved in the 2023 cost of service proceeding
- In Q3 2026, the Court of Appeal of Alberta dismissed the appeal

FORTIS ALBERTA

Depreciation Study

- In May 2026, the AUC approved the negotiated settlement agreement that had been reached with respect to FortisAlberta's depreciation study
- The corresponding reduction in FortisAlberta's depreciation rates has resulted in a true-up of $130M
- FortisAlberta has proposed that the true-up be returned to customers over multiple years in order to moderate future increases with the decision on the true-up expected from the AUC in Q4 2026
- No impact to earnings is anticipated

FIVE-YEAR PLAN AT A GLANCE



Capital Expenditures

$32.2B

2027-2031
Capital Plan

⬆ **$3.4B**
Over Prior Plan

Rate Base

7.5%

5-Year
CAGR

⬆ **50 bps**
Over Prior Plan

Dividend Growth

4-6%

Annual Dividend Growth Guidance
Extended to 2031

⬆ **4%**
Increase in Q4 2026 Dividend

2027-2031 CAPITAL PLAN DRIVEN BY TRANSMISSION & LNG INVESTMENTS

$3.4B Increase in 5-Year Capital Plan


$32.2B
+12%
$28.8B
2026-2030
Capital Plan
2027-2031
Capital Plan

Incremental Capital Drivers


ITC

ITC - $1.7B
MISO LRTP Tranche 2.1 projects, baseline reliability projects and interconnections



FortisBC - $1.0B
Tilbury Phase 1B, Tilbury LNG Storage Tank Expansion and baseline reliability projects



Other Regulated Utilities - $0.7B
FortisAlberta, Central Hudson and Newfoundland Power

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35.

HIGHLY EXECUTABLE, LOW-RISK FIVE-YEAR CAPITAL PLAN SUPPORTS RATE BASE GROWTH

Capital Plan


Transmission
47%
Distribution
29%
$32.2B
2027-2031
Generation
6%
LNG &
Renewable
Gases
7%
IT
6%
Other
5%

Consolidated Rate Base


7.5% 5-Year CAGR
7.7% 3-Year CAGR
$45.3B
$48.2B
$52.4B
$55.8B
$58.9B
$63.9B
2026F
2027F
2028F
2029F
2030F
2031F

100% Regulated Capital

Geographic Diversity
- ✓ **62%** U.S.
- ✓ **36%** Canada
- ✓ **2%** Cayman Islands



Note: U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.35. Rate base reflects a USD:CAD exchange rate of 1.38 for 2026F and 1.35 for 2027-2031F. CAGR calculated on a constant foreign exchange rate basis.

COMPETITIVE PROJECT IN IOWA AWARDED TO ITC

~US$0.5B included in 2027-2031 Capital Plan


Minnesota
Wisconsin
South Dakota
Nebraska
Iowa
Missouri
Illinois
Lehigh
Twinkle
East Adair
Montezuma
Sub T
38
39
765 kV
345 kV
New Substation
Existing Substation (Additional Work)
Existing Substation (New Voltage Level)
MARS Project (No. 38)
MARS Project (No. 39)
ITC Midwest Service Territory
State Boundary
N
0 25 50 100 Miles

Source: MISO and ITC Holdings. MISO Tranche 2.1 project details as of September 24, 2024. Map is illustrative and not to scale.

Marshalltown – Lehigh – Sub T – Montezuma – East Adair (MARS) Project (No. 38 & 39)

- Primarily **located in ITC Midwest's current footprint** and connects to existing ITC assets
- Projects consists of **two new 345 kV & two new 765 kV lines** connecting Marshalltown, Lehigh, Sub T, Montezuma and East Adair
- **~300 miles** of transmission lines
- Expected in-service dates: **2029-2034**
- Expected total cost: **~US$1B,** with US$0.5B included in five-year plan

ITC - ROBUST TRANSMISSION GROWTH CONTINUES

Capital Plan


IT, General & Other 5%
Interconnections 22%
$11.6B
2027-2031
Infrastructure Investments 45%
MISO Long Range Transmission Plan 28%

Rate Base


8.6% CAGR
$14.8B
$21.9B
2026F
2031F

Opportunities Above and Beyond the Plan:

MISO LRTP Tranche 2.1

- ROFR projects in Michigan / Minnesota and Iowa system upgrades (US$2.9–$3.4B)
- MARS competitive project in Iowa (US$0.5B)

Customer Connections 10,000 MW+ of potential load growth, primarily data centers and economic development

Future MISO LRTP / MTEP ~32 GW of large-load requests being studied through MTEP26; further information on development of next round of LRTP in MISO Midwest expected in late 2026



Note: U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.35. Rate base reflects a USD:CAD exchange rate of 1.38 for 2026F and 1.35 for 2027-2031F. CAGR calculated on a constant foreign exchange rate basis.

UNS ENERGY – POWERING ARIZONA'S NEXT WAVE OF GROWTH

Capital Plan


$5.6B
2027-2031
IT, General & Other 11%
Energy Resources 21%
Distribution Infrastructure 30%
Transmission Infrastructure 38%

Rate Base


7.4% CAGR
$9.1B
$12.7B
2026F
2031F

Opportunities Above and Beyond the Plan:

Load Growth for New and Existing Customers Driven by customers in data centers, manufacturing, and mining sectors, etc.; 800 MW of new generation could require incremental investment (up to US$1.5B)

Integrated Resource Plans Base Case IRPs have opportunity within 2027-2031 timeframe above the plan at TEP and UNSE subject to RFP (up to US$1.6B)

FERC Regulated Transmission



Note: U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.35. Rate base reflects a USD:CAD exchange rate of 1.38 for 2026F and 1.35 for 2027-2031F. CAGR calculated on a constant foreign exchange rate basis.

IRPs SUPPORT LEAST-COST & HIGH-GROWTH OPTIONS

TEP BASE CASE IRP

160 MW	400 MW	730 MW	300 MW	800 MW
2027	2029	2030	2031	2034 – 2041
80 MW Solar + 80 MW Storage ✓	200 MW Solar + 200 MW Storage ⓘ↑	Springerville gas conversion ✓	New combined cycle ↑	400 MW Solar + 400 MW Storage ↑

COAL EXIT

Springerville Units #1 & 2 Coal-fired generation converting to natural gas (793 MW)	Four Corners Planned Exit from Coal-fired generation (110 MW)

✓ Contracted/ PPA Generation

✓ Generation included in the Capital Plan

↑ Opportunity Above and Beyond the Plan

UNS ELECTRIC BASE CASE IRP

280 MW	196 MW	125 MW	100 MW
2028	2030	2031	2034 – 2041
140 MW Solar + 140 MW Storage ✓	Gas Generation ✓	Gas Generation ↑	50 MW Solar + 50 MW Storage ↑

TEP's IRP Average System Cost per kWh (US¢/kWh)


15.52
15.76
14.31
15.19
Base Scenario
Clean Energy Scenario
High-Growth Scenario
High-Growth, Clean Scenario

- ✓ On Track to Meet a **Coal-Free Generation Mix by 2032**
- ✓ TEP Base Case IRP assumes 5-Year average annual retail sales growth of **5.7%**
- ✓ Base Case IRPs have opportunity within 2027-2031 timeframe above and beyond the plan subject to RFPs of up to:
  - ✓ **TEP ~US$1.3B**
  - ✓ **UNSE ~US$0.3B**

FORTISBC – NATURAL GAS & LNG INFRASTRUCTURE IN FOCUS

Capital Plan



IT, General & Other 13%
AMI Project 7%
Reliability & Integrity 40%
LNG Projects & Renewable Gases 40%
$6.0B
2027-2031

Rate Base



7.9% CAGR
$8.7B
$12.8B
2026F
2031F

Opportunities Above and Beyond the Plan:

Tilbury LNG Expansion

- Tilbury 1B
- Tilbury LNG Storage Tank
- Tilbury Phase 2 LNG Expansion ($2-$4B)

Regional Transmission Pipeline Expansion

Customer & Load Growth In electric service territory for Okanagan infrastructure upgrades to meet capacity constraints



TILBURY LNG FACILITIES AT A GLANCE

($ Billions)	Pre-2027 Spend	2027–2031 Capital	Beyond 2031 Capital	Total Project Cost	In-Service Date
Tilbury Phase 1A	–	–	–	0.5	✓ 2018
Tilbury Phase 1B / Marine Jetty[1]	0.2	1.1	0.4	1.7	2031[2]
Tilbury LNG Storage Tank Expansion	0.1	0.8	0.2	1.1	2031[2]
Tilbury Phase 2 LNG Expansion	–	TBD	TBD	2.0-4.0	Post-2031
Total Tilbury LNG Opportunity	**$0.3**	**$1.9**	**$0.6**	**$5.3-$7.3**	**Various**


Tilbury Phase 2 LNG Expansion
Status: Environmental Approval Received (subject to FID & permitting)
Tilbury Pacific Marine Jetty
Status: Approved
Tilbury LNG Storage Tank
Status: Approved
Tilbury Phase 1B
Status: OIC Approved (subject to permitting)
Tilbury Phase 1A
Status: Complete

(1) Estimated total spend for the life of the project is $1.8B, including AFUDC.
(2) Substantially complete by 2031.

ROBUST GROWTH PIPELINE BEYOND THE PLAN

ITC
- LRTP Tranche 2.1
- LRTP Tranche 2.1 MARS Project
- Customer Connections
- Future MISO LRTP/ MTEP & SPP ITP Projects

UNS Energy
- TEP Load Growth (e.g., data centers and other large load customers)
- Integrated Resource Plan Investments
- Transmission Investments

FortisBC
- Tilbury Phase 1B
- Tilbury Phase 2 LNG Expansion
- Regional Transmission
- Customer & Load Growth Investments

Other
- Investments associated with Canadian Nation-Building Projects
- Electrification and Customer Connections
- Regional Transmission


NEWFOUNDLAND & LABRADOR
BRITISH COLUMBIA
PRINCE EDWARD ISLAND
ALBERTA
ONTARIO
MINNESOTA
WISCONSIN
NEW YORK
MICHIGAN
IOWA
ILLINOIS
KANSAS
MISSOURI
OKLAHOMA
ARIZONA
CAYMAN ISLANDS

FOCUSED ON AFFORDABILITY – KEY INITIATIVES



Central Hudson

Established O&M savings targets

Central Hudson is targeting **zero O&M growth from the 2025 rate order,** focusing on technology enabled work management and support function optimization, along with improved vegetation management



ITC Midwest and TEP

Beneficial load growth supports affordability

At ITC Midwest, network transmission rates are **expected to be reduced by ~20% by the end of the decade** from the 2026 projected rate resulting from projected data center load growth, **with a 13% reduction already reflected in the 2027 projected network rate**

At TEP, a new data center will require ~300 MW of load, with future expansion subject to approvals. **Approved ESA is expected to save a typical residential customer ~US$13 per month**



TEP

Capital optimization supports affordability

TEP plans to convert two coal-fired generating units to natural gas at the Springerville Generating Station

This approach **reduces O&M at Springerville and is ~10% of the capital cost of building new natural gas generation.** The conversion also extends the life of existing infrastructure



FortisBC

LNG projects drive real savings for customers

Tilbury 1A Facility & 1B Expansion
Increased sales of LNG into the marine fueling market associated with the Tilbury 1A facility have provided a **rate benefit for customers of ~1.5%** since 2024; further expansion of Tilbury 1B is expected to build on this rate benefit for customers

Eagle Mountain Pipeline Project
Increased demand served through the project will increase the utilization of FortisBC's gas system, and once complete and in service, is expected to provide a **rate benefit for customers of ~1.5%**

A BALANCED APPROACH TO FUNDING GROWTH

FUNDING PLAN LARGELY CONSISTENT WITH PRIOR FIVE-YEAR PLAN

Capital structure expected to remain consistent over planning period



Net Debt(1)
32%
5-Year
Capital Plan
$32.2B
2027-2031
Cash from Operations(2)
57%
Equity(3)
11%

Equity Funding Plan

- Equity funding over next five years predominantly supported by DRIP
- Assumes DRIP participation remains at current levels (~37%)
- The corporation advanced a portion of its equity funding requirements in Q3 2026 through the issuance of US$1B of hybrid debt, which was used to repay maturing corporate debt, as well as $260M of ATM equity
- $500M ATM program expected to be re-established and available for flexibility as required[4]
- Funding plan supports existing investment-grade credit ratings

(1) Net debt reflects regulated and non-regulated debt issuances, net of repayments.
(2) Non-U.S. GAAP financial measures. Reflects cash from operating activities, net of dividends, and including customer contributions.
(3) Equity reflects common shares issued under the Corporation's DRIP at current participation levels, stock option and employee share purchase plans (~$250M) and ATM program (~$250M).
(4) ~$240M remains available under the current ATM program. Following expiry of the current base shelf prospectus in January 2027, Fortis intends to file a new base shelf prospectus and re-establish a $500M ATM program.

FUNDING PLAN SUPPORTS INVESTMENT-GRADE CREDIT RATINGS



S&P
FFO/Debt
12.3%
>12.0%
2027-2031F Avg.
Fitch
FFO Leverage
<6.2x
5.9x
2027-2031F Avg.
Rating Agency Threshold

Credit Ratings (1) & Outlooks

S&P Global	FitchRatings	MORNINGSTAR DBRS
A- (2)	BBB+	A (low)
Stable	Stable	Stable

Key Credit Strengths

- Strong business risk profile
- Geographic and regulatory diversity
- 100% regulated – stable and predictable cash flows
- Constructive regulatory frameworks

Note: S&P FFO/Debt and Fitch FFO Leverage are Non-U.S. GAAP financial measures calculated in accordance with applicable rating agency adjustments.

(1) All credit rating agencies confirmed the Corporation's credit ratings and outlook in Q2 2026.
(2) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.



DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

4%
Dividend Increase
in Q4 2026

53 Years
of Consecutive Increases
in Dividends Paid

4-6%
Annual Dividend
Growth Guidance through 2031


73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 25 26F

WHY INVEST IN FORTIS?


SUSTAINABLE GROWTH


LOW-RISK

FOCUSED ON EXECUTING

- Strong Rate Base Growth
- Robust Transmission Pipeline
- Transparent Funding Plan
- Investments to Strengthen Resiliency
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings

SAFE, WELL-RUN UTILITIES

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- 100% Regulated
- Primarily Transmission & Distribution Assets



Expected Earnings Release Dates

Q4 2026 – February 11, 2027

FORTIS INC.



FORTIS INC.

APPENDIX

NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q3 2026	Q3 2025	VARIANCE	YTD SEPT. 2026	YTD SEPT. 2025	VARIANCE
Adjusted Net Earnings						
Net Earnings	474	409	65	1,371	1,292	79
Adjusting item:						
Disposition of FortisTCI[1]	-	32	(32)	-	32	(32)
Adjusted Net Earnings	**474**	**441**	**33**	**1,371**	**1,324**	**47**
Adjusted Net Earnings per Share	**$0.92**	**$0.87**	**$0.05**	**$2.69**	**$2.63**	**$0.06**
Capital Expenditures						
Additions to property, plant and equipment	1,758	1,362	396	4,862	4,324	538
Additions to intangible assets	35	91	(56)	143	216	(73)
Adjusting item:						
Eagle Mountain Pipeline Project[2]	(301)	(137)	(164)	(787)	(369)	(418)
Capital Expenditures	**1,492**	**1,316**	**176**	**4,218**	**4,171**	**47**

(1) Reflects income taxes and closing costs associated with the disposition of FortisTCI, included in the Corporate and Other segment.
(2) Represents CIACs received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment.

THIRD QUARTER RESULTS BY SEGMENT

Third Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q3 2026	ADJUSTMENT	ADJUSTED Q3 2026[1]	Q3 2025	ADJUSTMENT	ADJUSTED Q3 2025[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	167	-	167	149	-	149	18
Regulated – U.S. Electric & Gas							
UNS Energy	225	-	225	209	-	209	16
Central Hudson	33	-	33	31	-	31	2
	258	-	258	240	-	240	18
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	6	-	6	-	-	-	6
FortisAlberta	58	-	58	54	-	54	4
FortisBC Electric	15	-	15	15	-	15	-
Other Electric	36	-	36	41	-	41	(5)
	115	-	115	110	-	110	5
Corporate and Other	(66)	-	(66)	(90)	32	(58)	(8)
Common Equity Earnings	**474**	**-**	**474**	**409**	**32**	**441**	**33**
Weighted Average Shares (# millions)	513.1	-	513.1	504.5	-	504.5	8.6
EPS	**$0.92**	**-**	**$0.92**	**$0.81**	**$0.06**	**$0.87**	**$0.05**

(1) Non-U.S. GAAP financial measure. Refer to Slide 26 for the Non-U.S. GAAP reconciliation.

YEAR-TO-DATE RESULTS BY SEGMENT

Year-to-Date September Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	YTD SEPT. 2026	ADJUSTMENT	ADJUSTED YTD SEPT. 2026[1]	YTD SEPT. 2025	ADJUSTMENT	ADJUSTED YTD SEPT. 2025[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	472	-	472	442	-	442	30
Regulated – U.S. Electric & Gas							
UNS Energy	390	-	390	394	-	394	(4)
Central Hudson	137	-	137	121	-	121	16
	527	-	527	515	-	515	12
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	226	-	226	202	-	202	24
FortisAlberta	142	-	142	132	-	132	10
FortisBC Electric	61	-	61	57	-	57	4
Other Electric	122	-	122	129	-	129	(7)
	551		551	520	-	520	31
Corporate and Other	(179)		(179)	(185)	32	(153)	(26)
Common Equity Earnings	**1,371**	**-**	**1,371**	**1,292**	**32**	**1,324**	**47**
Weighted Average Shares (# millions)	510.4		510.4	502.5	-	502.5	7.9
EPS	**$2.69**	**-**	**$2.69**	**$2.57**	**$0.06**	**$2.63**	**$0.06**

(1) Non-U.S. GAAP financial measure. Refer to Slide 26 for the Non-U.S. GAAP reconciliation.

2027-2031 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2027F	2028F	2029F	2030F	2031F	2027-2031 TOTAL
Regulated – Independent Electric Transmission						
ITC	2,317	2,387	2,251	2,274	2,356	11,585
Regulated – U.S. Electric & Gas						
UNS Energy	1,068	1,006	1,659	1,123	763	5,619
Central Hudson	464	518	524	586	657	2,749
Total Regulated – U.S. Electric & Gas	1,532	1,524	2,183	1,709	1,420	8,368
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	1,039	1,059	840	806	820	4,564
FortisAlberta	662	713	764	759	773	3,671
FortisBC Electric	252	246	288	317	315	1,418
Other Electric	531	483	491	501	574	2,580
Total Regulated – Canadian & Caribbean Electric & Gas	2,484	2,501	2,383	2,383	2,482	12,233
Total Capital Plan	**6,333**	**6,412**	**6,817**	**6,366**	**6,258**	**32,186**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35.

MAJOR CAPITAL PROJECTS

($ Billions)	Pre-2027 Spend	2027-2031F Capital	Beyond 2031 Capital	Total Project Cost	Estimated Completion Date
ITC MISO LRTP – Tranche 1	0.7	1.5	-	2.2	2030
ITC MISO LRTP – Tranche 2.1 (ROFR Awarded)[(1)]	0.1	1.1	3.9-4.6	5.1-5.8	Post-2031
ITC MISO LRTP – Tranche 2.1 (MARS Project)[(2)]	-	0.6	0.8	1.4	Various
ITC Big Cedar Load Expansion	0.3	0.5	-	0.8	2029
UNS Transmission Project at TEP	-	0.6	-	0.6	2030
UNS Gas Generation Project at UNS Electric	0.1	0.4	-	0.5	2030
UNS Springerville Natural Gas Generation	-	0.2	-	0.2	2030
FortisBC Tilbury 1B Project[(3)]	0.2	1.1	0.4	1.7	2031[(5)]
FortisBC LNG Storage Tank Expansion	0.1	0.8	0.2	1.1	2031[(5)]
FortisBC AMI Project	0.4	0.4	-	0.8	2029
FortisBC Eagle Mountain Pipeline Project[(4)]	0.4	0.4	-	0.8	2027

Plan includes 11 major capital projects



Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Reflects ROFRs in Michigan and Minnesota. Also includes projects requiring system upgrades in Iowa which are not subject to a competitive bidding process.
(2) MARS project awarded through MISO's competitive process. Its rate of return construct is defined by the bid parameters and reflects the competitive nature of the process.
(3) Estimated total spend for the life of the project is $1.8B, including AFUDC.
(4) Net of customer contributions.
(5) Substantially complete by 2031.

TILBURY LNG APPROVALS ADVANCING CAPITAL INVESTMENTS AT FORTISBC

Tilbury Phase 1B



- ✓ In July 2026, the Province of B.C. issued an **OIC approving the Phase 1B expansion** which will support LNG marine fueling services and the transition to lower-emission marine fuels
- ✓ The OIC also provided the required approvals to implement a **minority equity partnership** with the Musqueam Indian Band; the equity percentage is expected to be below the BCUC threshold for review of 20%
- ✓ Also **includes a marine jetty** and associated on-shore infrastructure to enable the loading of LNG onto marine bunkering in the Port of Vancouver
- ✓ **$1.1B** included in 2027-2031 capital plan
- ✓ Construction as early as mid-2027; in service as early as 2031

Tilbury Phase 2 LNG Expansion

- Federal and provincial **environmental approvals received in September 2026**
- Remaining permits and authorizations are required before construction can begin
- FortisBC will continue working with Indigenous Nations, local governments, community members and other stakeholders as planning and permitting advance



Tilbury LNG Storage Tank Expansion

- ✓ Regulated reliability and resiliency project comprising of a new 142,400 m³, ~3 Bcf LNG, storage tank and associated regasification/ send-out facilities
- ✓ CPCN approved by BCUC in October 2025
- ✓ **$0.8B included in 2027-2031 capital plan**
- ✓ Substantially complete in 2031



Phase 2 Liquefaction Expansion

- ✓ Up to 2.5 mtpa of additional liquefaction capacity
- ✓ Supply domestic markets, including marine fueling, or bulk LNG export markets
- ✓ Potential capital opportunity of **~$2-$4B beyond the plan period**
- ✓ Development could occur in stages, remaining subject to such things as market demand, permitting and final investment decision

2026-2031 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS)	2026F	2027F	2028F	2029F	2030F	2031F	5-YEAR CAGR TO 2031
Regulated – Independent Electric Transmission							
ITC[1]	14.8	15.7	17.3	18.9	20.4	21.9	8.6%
Regulated – U.S. Electric & Gas							
UNS Energy	9.1	9.7	10.4	10.9	11.9	12.7	7.4%
Central Hudson	4.0	4.2	4.4	4.7	4.9	5.3	6.0%
Total Regulated – U.S. Electric & Gas	13.1	13.9	14.8	15.6	16.8	18.0	7.0%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	6.9	7.4	8.5	8.8	8.8	10.1	8.2%
FortisAlberta	4.9	5.2	5.5	5.8	6.1	6.4	5.5%
FortisBC Electric	1.9	2.0	2.1	2.3	2.3	2.7	7.0%
Other Electric	3.7	4.0	4.2	4.4	4.5	4.8	5.7%
Total Regulated – Canadian & Caribbean Electric & Gas	17.4	18.6	20.3	21.3	21.7	24.0	6.8%
Total Rate Base Forecast	**45.3**	**48.2**	**52.4**	**55.8**	**58.9**	**63.9**	**7.5%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.38 for 2026 and 1.35 for 2027-2031. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.35 for 2027-2031 Capital Plan
- 65% of regulated earnings(1)/ 64% of capital plan in USD at U.S. & Cayman Islands utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $800M
  - EPS: $0.06, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)(2)
- US$1.2B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- US$400M cross-currency interest rate swaps
- Interest rate swap contracts at ITC(3)

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.040	$0.035
UNS Energy	$0.030	$0.020
FortisBC	$0.020	$0.020
Central Hudson	$0.010	$0.010
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2025. Excludes Net Expenses of Corporate and Other segment.
(2) As of September 30, 2026, the contracts had a combined notional value of US$518M.
(3) As of September 30, 2026, the contracts had a combined notional value of US$200M.

OUR SUSTAINABILITY STRATEGY
GROUNDED IN BUSINESS FUNDAMENTALS



SUSTAINABILITY PRIORITIES

Integrating climate risk with business planning

2026 Climate Resiliency Report

- Utilities completed enhanced, location-specific climate risk and vulnerability assessments grounded in climate scenario analysis and external expertise
- Climate hazards are now mapped by geography and asset category, identifying areas of higher and lower exposure and risk level across Fortis utilities
- The analysis includes more assets, providing deeper insights to support capital planning and resiliency investments
- Expanded information on climate resiliency and mitigation actions

Reducing emissions and delivering cleaner energy

- Achieved a 38% reduction in Scope 1 emissions (2019-2025)
- Committed to a coal-free generation mix by 2032
- Advancing towards net-zero emissions by 2050
- The GHG intensity of delivered energy has consistently decreased over the last five years

Strengthening governance foundations and partnering with local communities

- A governance model grounded in local leadership and independence
- Executive compensation linked to climate and sustainability initiatives
- 50% of Fortis board members are women; 2 of 12 identify as a visible minority
- Partnered with First Nations communities in northern Ontario to connect 17 remote communities to the power grid
- $14M of community investment in 2025 and $60M over the last five years
- $320M on energy efficiency customer programs in 2025 – the highest spending level ever

CLEANER ENERGY, DELIVERED SAFELY, RELIABLY & AFFORDABLY

~38% reduction in scope 1 GHG emissions since 2019



12,308
10,418
9,742
8,748
8,155
8,069
7,559
2019
2020
2021
2022
2023
2024
2025

Scope 1 Emissions (ktonnes of CO_2e)

- GHG intensity of energy delivered has declined each year since 2019, reaching a record low in 2025
- Since 2019, coal generation declined 58% while renewable generation increased 24%
- Committed to a coal-free generation mix by 2032

2026 Sustainability Report Released



Fortis Sustainability
FORTIS

10 YEARS

2026 marks 10 years of Fortis sustainability reporting



Q3 2026 SALES TRENDS

	CHANGE IN ENERGY SALES	Q3 2026 vs. Q3 2025 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load up 7% mainly driven by warmer weather
UNS Energy Corporation A Fortis Company [1]	+1%	• Higher average consumption, particularly by industrial and residential customers, as well as customer growth, partially offset by the impact of milder weather; on a weather-normalized basis retail sales up 2%
Central Hudson A FORTIS COMPANY	-1%	• Lower average consumption by residential customers associated with lower air conditioning load due to milder weather
FORTIS BC	+7%	• Increase in gas sales due to higher consumption by industrial, residential, and commercial customers, including increased residential and commercial space-heating demand due to cooler weather, partially offset by lower transportation consumption
FORTIS BC	-3%	• Decrease in electricity sales primarily due to lower average consumption by industrial, residential and commercial customers as a result of lower air conditioning load due to cooler weather
FORTIS ALBERTA	+4%	• Residential and C&I sales up 5% and 4%, respectively; primarily due to customer growth and higher residential consumption from warmer weather
Other Electric	-1%	• Eastern Canadian residential and C&I sales up 3% and 2%, respectively; Caribbean sales down due to the disposition of FortisTCI

(1) Excludes wholesale sales at UNS Energy.

LONG-TERM DEBT MATURITIES



10-Year Debt Maturities
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
2036F
Regulated Utilities
ITC Holdings
Fortis Inc.

Note: U.S. dollar-denominated debt translated at September 30, 2026 USD:CAD closing foreign exchange rate of 1.42.

PREFERENCE SHARES

Fixed & Floating Rate Reset Schedule

Perpetual capital with periodic rate resets

Series I	Series G	Series K	Series M	Series H
$52M	$230M	$250M	$600M	$198M
Floating: 3-mo T-bill + 1.45%	5YR GoC + 2.13%	5YR GoC + 2.05%	5YR GoC + 2.48%	5YR GoC + 1.45%
Quarterly	September 1, 2028	March 1, 2029	December 1, 2029	June 1, 2030

Perpetual Fixed Rate

Series F	Series J
$125M	$200M
4.90% fixed	4.75% fixed

CREDIT RATINGS

Preference shares

S&P **P-2**

Fitch **BBB-**

Morningstar DBRS **Pfd-2 (low)**

Stable outlook

EQUITY CREDIT TREATMENT

S&P and Fitch assign **50%** equity credit to the preference shares, while Morningstar DBRS assigns **75%**


FORTIS

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MORNINGSTAR DBRS	Fitch Ratings	MOODY'S
Fortis Inc.	A-(1)	A (low)	BBB+	-(2)
ITC Holdings Corp.	A-(1)	-	-	Baa2
ITC Regulated Subsidiaries	A+	-	-	A1
TEP	A-	-	-	A3
Central Hudson	BBB+	-	BBB+	Baa1
FortisBC Energy	-	A	-	A3
FortisBC Electric	-	A (low)	-	Baa1
FortisAlberta	A-	A (low)	-	Baa1
Newfoundland Power	-	A	-	A2

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.
(2) In January 2026, Moody's withdrew its ratings for Fortis Inc. at the Corporation's request. The withdrawal does not impact the subsidiary credit ratings.

GLOSSARY

ACC	Arizona Corporation Commission
ALJ	Administrative Law Judge
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
Bcf	billion cubic feet
Board	Board of Directors of the Corporation
bps	basis points
C&I	Commercial & Industrial
CAGR	compound annual growth rate of a particular item. CAGR = $(EV/BV)^{(1/n)}-1$, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. See "Non-U.S. GAAP Financial Measures" in the Q3 2026 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly-owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CIACs	Contributions in Aid of Construction
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
CPCN	certificate of public convenience and necessity
DRIP	dividend reinvestment plan
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	funds from operations
Fitch	Fitch Ratings Inc.
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly-owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly-owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly-owned subsidiary of Fortis, together with its subsidiaries
FortisTCI	FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary, sold on September 2, 2025
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance
GHG	greenhouse gas
IRP	integrated resource plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
ITP	Integrated transmission planning
kV	kilovolt
kWh	kilowatt-hours
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/ planning period
MARS	Marshalltown - Lehigh - Sub T - Montezuma - East Adair 345/765 kV competitive transmission project
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
MTEP	MISO transmission expansion plan
MTPA	million tonnes per annum
MW	megawatts
Newfoundland Power	Newfoundland Power Inc., a direct wholly-owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
O&M	operations and maintenance expenses
OIC	Order In Council
PBR	performance-based rate-setting
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RFP	request for proposal
ROE	rate of return on common equity
ROO	recommended opinion and order
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
Scope 1 Emissions	the direct GHG emissions from Fortis-owned or controlled operations, including electricity generation facilities, natural gas infrastructure, vehicles, and other operational equipment
SPP	Southwest Power Pool
TEP	Tucson Electric Power Company
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
YTD	Year-to-date